Via EDGAR and Federal Express

March 9, 2021

Attention:	Joseph Klinko
Ethan Horowitz
John Hodgin
Irene Barberena-Meissner
Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Vine Energy Inc.
Registration Statement on Form S-1
Filed March 5, 2021
File No. 333-253366

Ladies and Gentlemen:

Set forth below are the responses of Vine Energy Inc. (referred to herein as “we” or the “Company”) to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) telephonically on March 5, 2021 with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1, CIK No. 0001693853, filed with the Commission on March 5, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, we are publicly filing Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”) in response to the Staff’s comments.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 3, unless otherwise specified.

Pro Forma Adjustment (i)

1.

We note you state that the statutory rate for income taxes is 25.62%; however on a pro forma basis there isn’t an income tax provision. Please add disclosure to this adjustment explaining why there is no income tax provision on a pro forma basis.

RESPONSE:

We have revised the disclosure on page F-10 to explain why there is no income tax provision on a pro forma basis for the period presented.

Pro forma adjustment (j)

2.	Please provide additional disclosure indicating what the impact would be pursuant to the Tax Receivable Agreement if all unitholders exchanged for Class A common stock.

RESPONSE:

We have revised the disclosure on page F-11 to include disclosure regarding what the impact would be if all pre-IPO owners exchanged their Vine units for Class A common stock and there was an event that accelerated future payments.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Very truly yours,

VINE ENERGY INC.

By:	/s/ Eric D. Marsh

Name:	Eric D. Marsh
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Jonathan Curth (Vine Energy Inc.)
Wayne Stoltenberg (Vine Energy Inc.)
Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)
Michael W. Rigdon (Kirkland & Ellis LLP)
Alan Beck (Vinson & Elkins L.L.P.)
Thomas G. Zentner (Vinson & Elkins L.L.P.)

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